Exhibit 99.1

Concord Medical Services Announces Share Repurchase Program

BEIJING, China, September 30, 2011 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), the operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that its board of directors approved a share repurchase program, effective immediately.

Under the program, and subject to applicable United States federal securities laws, Concord Medical is authorized to repurchase up to $20 million of its outstanding American depositary shares (“ADSs”) from time to time, depending on market conditions and other factors. The share repurchase program will be funded with the Company’s available working capital. As of June 30, 2011, the Company had approximately 47.5 million ADSs outstanding, and cash of approximately RMB417.9 million, or $64.7 million.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of June 30, 2011, the Company operated a network of 125 centers with 68 hospital partners that spanned 46 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe harbor statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” and “will” and similar expressions. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government’s policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

For more information, please contact:

Concord Medical Services

Mr. Tony Tian (Chinese and English)

+86 10 5957 5287

tony.tian@concordmedical.com

Christensen

Ms. Teal Willingham (English and Chinese)

+86 131 2179 3446

twillingham@christensenir.com

Ms. Kimberly Minarovich (English)

+1 212 618 1978

kminarovich@christensenir.com

SOURCE: Concord Medical Services Holdings Limited

ir.concordmedical.com